Filed by CSR plc Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File No.: 000-27246

FINAL TRANSCRIPT

CSR.L - CSR plc at Morgan Stanley Technology, Media & Telecom Conference

Event Date/Time: Mar. 03. 2011 / 8:05PM GMT

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Mar. 03. 2011 / 8:05PM, CSR.L - CSR plc at Morgan Stanley Technology, Media & Telecom Conference

CORPORATE PARTICIPANTS

Francois Meunier

Morgan Stanley – Analyst

Will Gardiner

CSR plc – CFO

PRESENTATION

Francois Meunier – Morgan Stanley – Analyst

So, starting again. Will, thanks for coming and making the trip. Obviously, you’re very busy at the moment and thanks for taking the time. You’ve recently announced a pretty big acquisition – proposed acquisition with, with a US listed company – Zoran. It’s a – second big deal, you announced the past three years.

The first was SiRF. SiRF was actually a pretty big success and many people including myself we’re pretty doubtful when you announced it. So, I think we could start talking about the deal and why you think it’s going to be a success as well.

Will Gardiner – CSR plc – CFO

Okay – no, I’m happy to. Thanks for having me, Francois. Nice to be here. I’ll start with a very brief and awkward Safe Harbor statement. I may be making forward-looking statements, and actually results may differ.

But, let me get into the logic of the deal as a starting point. I guess what I would say is, that we think the deal is both financially and strategically very compelling. And then starting with the strategic side, there – I would say the nature of our discussions or the basis of the transaction really started with product level, discussions with Zoran.

What were the types of things that we could offer our customers that would be compelling for their roadmaps, in terms of combined technologies. So, I mean a very good example of that would be in the camera space, where GPS and ultimately Bluetooth and WiFi are becoming increasingly needed or penetrating increasingly further into digital [sold] cameras.

And, the idea of being able to go to our customers with an image processor with a GPS or Bluetooth and WiFi, first on a platform basis but ultimately overtime on a combined basis, potentially in a single [SSD], we found quite compelling.

So, when you actually add it and sort of take those products as discussions, you can talk about TVs in a very similar way. We’re getting a lot of interest from our customers for putting Bluetooth into TVs, for audio, but also for 3D glasses, for remote controls with Bluetooth low energy.

So, if you offer them a platform including the TV, the SSD plus Bluetooth, ultimately over time with WiFi, again, we thought that was quite compelling. So, when you put all of that sort of – those pieces together from a product level basis and my customer driven basis, which really is the basis of the sort of fundamental foundation of the deal. We think it’s quite strategically compelling.

Let me add to that, if you think about, from a CSR’s prospective where the business has come from. Now when Joep van Beurden our CEO joined our business about three years ago, it was very much a Bluetooth-centric and very much a handset-centric business. And one of our objectives has been to expand – again, driven by our customers, beyond Bluetooth to other technologies and other segments.

So, as you say, you mentioned we bought SiRF and that added GPS, which has been a very attractive and very successful deal for us. But, it also extended our footprint beyond sort of the core handsets, into the for example automotive in the PND space.

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Mar. 03. 2011 / 8:05PM, CSR.L - CSR plc at Morgan Stanley Technology, Media & Telecom Conference

And, the Automotive business is now about 30% of our revenue – very attractive given the market share we have there, given the margins in that area. So, again that’s been a very successful extension for us.

So, if you again think about broader, and you say if you can add video and imaging technologies, again it will add another technology leg to the business, but also adds more segments. So, the camera segment will become significantly more important. Home entertainment will become more important. So, from an overall corporate perspective for CSR, again, lots of compelling rationale.

Final point I will make is that we wanted to make sure, obviously the deal was financially attractive for our shareholders, so we announced clearly that we would deliver $50 million worth of vicinities in the deal. We feel very comfortable we will be able to do that by the end of this year.

We also announced that the deal would include a $240 million buyback, which effectively we put in place so that actually, the – we’re emulating, is the deal that would have been 35% cash, 65% stock. That’s what the deal will look like when that’s done. And, on the back of that we expect this deal to be strongly double digit accretive in 2012. So, we feel like the financial rationale, is quite sound and quite compelling.

The final point I would make is that while we are, again, very excited about (inaudible) and the opportunities that it brings, it by no means, means that we are ignoring or taking our eye of the ball in terms of the core business.

So, the catalyst for growth that we announced in October on our Analyst Day, i.e. our delivering CSR9800 our Bluetooth WiFi combo ship that we expect to sample these customers in the summer. SiRF star V, very much similar, we actually very much equally, if not more committed to delivering those elements of our core strategy as we would have been before.

Francois Meunier – Morgan Stanley – Analyst

So, if I dig a bit more into the deal actually, it looks like you’re targeting a bit more consumer electronic world with it. So if I take an example, as you probably say this, but a camera today with a chip from Zoran, maybe tomorrow if I want to hook it to my iPad, doesn’t have a USB port, so you have to do it via WiFi or Bluetooth and then you sell the chip.

Now, [for everyone] as concern we could have is, when you try to [burn] those stuff with OEM some of them prefer to select the [best] chips. And maybe they would say, (inaudible) taking WiFi from [active or score com], or whether –. So at the beginning how does it work? Is it you’re trying to (inaudible) to chips and maybe one day you will combine those into chips on the same, on the same wafer? Is this something that you –?

Will Gardiner – CSR plc – CFO

The way, again, we haven’t talked – if we think about the financial case for this deal it’s very much based on the existing views of the core business plus the – sorry, plus the cost synergies.

So, revenue synergies, which again is at the end of the day, probably why you do this deal – at the end of the day it is really about the strategic fit and how you can grow equipment with your customers is really why you do this. We see that in sort of three different phases.

So, the first phase, which we would expect to begin really very much once the deal is closed. So, immediately it would be call it cross selling. So, instead of having two teams going into – a TV guy and going to Sony to talk about TVs, or going into Canon and talk about cameras, you got one team that are offering up a sort of combined bundle package. Here’s my Bluetooth, here’s my GPS, here’s my image processor, on very much a separate components, but it’s sort of bundled solution, if you will.

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Mar. 03. 2011 / 8:05PM, CSR.L - CSR plc at Morgan Stanley Technology, Media & Telecom Conference

The next level is probably talking about software innovation. So you go to these guys and say, here’s a platform. And at the end of the day the software’s pre-integrated, but they’re still separate chips. So, you’re actually saving the OEM quite a bit of work in terms of, that they don’t actually have to actually do the software development themselves. That’s a quite – again offers them an attractive cost saving, if you will.

And the third level is, where you get to the point of one chip – this single chip (inaudible), which is probably two years out here by the time you actually get that into the marketplace.

But, also I think that the – your point about OEMs wanting to choose best in class product – absolutely true, and I think that will continue to be true. So, you need to be very comfortable anytime you design a sort of single switch solution, that you’ve got the best in class in both those areas.

So, I mean take the example of Bluetooth WiFi, I mean the reason why we now got that chip on our roadmap is we’re absolutely confident we’ve got best in class in both those areas. And so, we’ll take a similar approach, I mean, whether or not something goes into a single die, sort of has all sorts of elements in terms of the, sort of making that decision and obviously one of them is making sure you’re comfortable with each component.

Francois Meunier – Morgan Stanley – Analyst

So, obviously that’s for consumer electronics, but I was wondering because you still have a Wireless business, which is important, is there a way to use the IP of Zoran in a 4-node tablet. Because if you have a tablet today, you’ve seen the iPad 2 now with a little camera – actually there are two cameras.

Maybe, you want to do some stuff around these (inaudible) an application process of. But the iPad is a great product, but maybe in two years there will be products selling at $150 in emerging market. And maybe because you’re doing good business and good to them maybe you want to do something with it. Is it something which could be on the roadmap?

Will Gardiner – CSR plc – CFO

Yes, no the way that we think about that is, in the first instance I would say adding sort of the Zoran video imaging processing into the smartphone space, absolutely very exciting opportunity. And, one of ways you think more broadly about this deal -and we think of this deal as really adding a lot of core IP in those areas, sort of to what we have at CSR, as opposed to sort of being about the specific businesses, necessarily that Zoran is in today. But, it’s probably a long-term thing.

So, as you know Zoran has been in the smartphone space before. The architecture at that point-in-time, I’m not sure it worked optimally. So, they actually haven’t got a strong presence there. But in – going forward, there’s no question, some of the differentiators that Zoran has put into their imaging processing chip, for example, they have a video stabilization algorithm.

It actually in mathematics sort of stabilizes video, which when you walk around with handheld video devices it’s a real problem. And things like FaceTime on Apple, where you start getting people who are using your iPad or your iPhone to do video conferencing, that type of algorithm could be extremely compelling.

So, the challenge for us – or really, the objective will be to take that algorithm and find ways to get it integrated into either a tablet or a phone in a way that is architecturally attractive to the guys making those devices. And, that’s actually something we will do. But I would sort of caution, that’s not something where you can sort of say, here’s a solution, boom it’s out in the market in 2011, off you go. It’s probably more of a medium-term thing.

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Mar. 03. 2011 / 8:05PM, CSR.L - CSR plc at Morgan Stanley Technology, Media & Telecom Conference

Francois Meunier – Morgan Stanley – Analyst

Yes. So, in terms of cost synergy, you’ve announce $50 million. I remember that when you announced SiRF, you had a pretty aggressive number as well. And actually you did it faster and you did it actually more then what everyone was expecting.

So, obviously you can’t announce drop cuts before it will be included, but how do you feel about this $50 million today, and where are you going to make the cut? I guess, it’s probably more and you will generate in R&D. And, in terms of R&D are there any synergies like a CMOS processes with foundries and stuff like that?

Will Gardiner – CSR plc – CFO

Well, let me take a bunch of the pieces on that. So, the first thing I would say is that Zoran themselves have committed to the market that they believe they will get their business to profitability by the second half of 2011.

And I would say that any sort of cost reductions associated with that program – for example, any synergies related to the Microtune acquisition are now part of the $50 million that we described. Second thing that I would say is, that in order for us to get comfortable making that $50 million statement, obviously a lot of work has gone into that.

So, we have – I wouldn’t’ say we have to identified exactly what will happen, but we have quite a detailed view of how we expect to get that $50 million. So, I think we’re quite confident we can do that.

Now, similarly as with the SiRF acquisitions, before we close and the deals probably ill close in, sometime in sort of early mid June, I would expect we will do a lot of work – within the rules of what we obviously can do, as two separate companies – start planning that integration. So, once that – once we get to the point of close, we would actually expect to get moving and acting quite quickly.

Francois Meunier – Morgan Stanley – Analyst

On day one –.

Will Gardiner – CSR plc – CFO

On day one. Now, in this case, the magnitude of this deal is fairly bigger than SiRF. Zoran as a company is about half the size of CSR in revenue terms, and bigger then that in terms of the number of people involved. So, we would expect that the integration is going to be somewhat more complex, which is why we said that we would have the synergies done by end of the year.

Now, you asked questions about the cost of sale, are there any sort of Fab synergies and the fact that we’re both at 40 nanometers – I mean, we’ve moved all of our IP blocks to 40 nanometers, at TSMC using a low power process, which is the same – exactly the same process that Zoran uses.

But, an opportunity for us to actually fight quite quickly – quickly I would say in relevant terms, because obviously designing these chips will take some time – but quite quickly move into greater IP in the ways that make sense, on 40 nanometers using this same process is quite compelling.

Francois Meunier – Morgan Stanley – Analyst

So, unless you can talk about it, but probably some of your customers are aware of the margin, but is there any feedback from them that you can share with us, or –?

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Mar. 03. 2011 / 8:05PM, CSR.L - CSR plc at Morgan Stanley Technology, Media & Telecom Conference

Will Gardiner – CSR plc – CFO

I won’t – I can’t share with you specific names, but there’s no question that Joep our CEO is in Japan now, and he has being seeing customers. And we have – clearly there’s – and, clearly again, we are – we share a lot of customers. I mean, as you guys know Sony is a Sinopec customer for CSR, Samsung obviously a Sinopec customer for CSR.

The names in consumer electronics that we deal with are not dissimilar – very much the same as the one that Zoran deals with. So, again, part of our immediate actions upon announcing, were to make sure we were in touch with our customers. Make sure that they – and actually make sure that they’re aware of what we think the attractive elements of this deal are. And I think that they find it very compelling.

And, at the end of the day, the idea that you can actually offer a combined solution that makes their lives better from their perspective, arguably selfishly, is quite attractive.

Francois Meunier – Morgan Stanley – Analyst

So, now I was wondering what’s the end game for CSR? So, you’ve made this SiRF acquisition two years ago, you’re making the Zoran now. Does it mean that in two years you’re going to make another one, once you pile up enough cash from operating – from operation?

It is a new strategy long-term, basically where you’ve done so well in Bluetooth, from the previous management obviously, five or six years ago and now it’s becoming like a larger company where if there is interesting assets, then you go for it be it an (inaudible) company or chips or whatever, and then you’re doing something (inaudible).

Will Gardiner – CSR plc – CFO

I guess the way I would see that is the, the logical which drove us to do SiRF and then driving us to submerge with Zoran, I think will continue. I mean, things continue to integrate. When the types of technologies that are going to be attractive to our customers and that will ultimately and potentially be combined either in platforms or in single chips – silicon and those things will continue to evolve and there will be more of those to do.

So, whether it’s – we talked about this before, audio is an area where we have strength. Could we strengthen that further? It could be quite interesting. And a – WiFi an area where we have strength. Could we strengthen that further? It could be quite interesting.

So, there’s a lot of additional – both technologies and segments that we think will continue to be attractive to add into what we are doing today. So, I would expect that sort of – M&A has a way of continuing to grow the business, will absolutely continue to be part of the strategy.

Francois Meunier – Morgan Stanley – Analyst

Now, if we move to the – actually used to be the core business, because now it quite – it’s going to be quite well diversified – Bluetooth, and wireless and maybe WiFi will see a design wins at the end of this year probably. So, how do you feel about your position in Bluetooth – in (inaudible) Bluetooth today?

The customer – where are they now because most of them are integrating obviously, Bluetooth plus WiFi. We have (inaudible) yesterday obviously you got 80% market share of the combo chip market, good for them. Do you think you’ve got a chance?

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Mar. 03. 2011 / 8:05PM, CSR.L - CSR plc at Morgan Stanley Technology, Media & Telecom Conference

Will Gardiner – CSR plc – CFO

Do I think we have a chance? More than a chance, we’re actually in the fighting and doing very well. I guess that I sort of divide that into sort of several different pieces. If I think about our business today, we’ve got three businesses as everyone knows. We have our Automotive business, our Audio and Consumer business and our Handset business.

If I start from the Automotive business, that business is doing extremely well. Very significant growth opportunity – 20% plus in that area. We have very strong market shares across Bluetooth and GPS, have a very well, well organized supply chain to tackle the automotive space and the design win traction we’ve been seeing there continues. So, that business is looking very good.

I think in the Audio and Consumer space – and again headsets is a very strong business for us. That business performed well last year. I think we see that continuing; an opportunity there especially in the high end for stereo and high end mono continue to be a nice business.

The gaming space, our major customers doing very well there, and that business does well for us. And then PCs, where we have effectively coming from a relatively small base – the partnership strategy we had with Intel, but also with Ralink and Realtek, again is showing some nice growth.

If I look at handsets specifically, again we’ve talked about your catalysts for growth in 11’ and beyond in two different areas there. So in the feature phone space the CSR8000, which is our latest generation of Bluetooth with Bluetooth low energy, is ramping very well with several of the tier one – several of the tier ones. And that’s mostly – and again, as I said in the feature phone space, but that’s doing quite well.

If I look at the smartphone space, GPS doing nicely. We announced a significant tier 1 smartphone GPS design win at our year-end results, and we will expect that product to start shipping probably later in the first half of this year. And then, really the key issue for us is going to be delivering our Bluetooth WiFi combo.

So, we think that’s going to be differentiated. It’s going to be on 40 nanometers. We think we’ll be one of the leaders if not the leader. And, having a combo at 40 nanometers when we sample that this summer with our customers, and we expect that to be quite attractive. So, we’re quite bullish on our prospects, yes.

Francois Meunier – Morgan Stanley – Analyst

So, what are actually the key milestones left actually for this combo chip, which is something everyone has been expecting for many years? Is it just a question of your engineering now, or is it in the phase of testing –?

Will Gardiner – CSR plc – CFO

– if I think about sort of from both the commercial perspective, then also from the development perspective. Commercially clearly, given our strong relationships with all of tier one OEMs and handsets, it is a product that we’ve talked about with them and we think that if we’ve got something that is what they need.

It very much fits in with (inaudible). Right? So, that’s obviously

Francois Meunier – Morgan Stanley – Analyst

That’s a good start.

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Mar. 03. 2011 / 8:05PM, CSR.L - CSR plc at Morgan Stanley Technology, Media & Telecom Conference

Will Gardiner” Phase one – commercial milestone. In terms of development, as I talked about before, we’ve moved all our IP to 49 nanometers. So, we got WiFi, we’ve got Bluetooth – IP blocks in 40 nanometers. So, it’s a question of actually then delivering those in a form of a chip.

So, as I said we’ll be sampling that in the summer. We expect to get feedback again in the second half of the year in terms of more specifics in terms of design wins. Again, we wont be mentioning names, but we’ll be able to give the market more feedback as that moves into sampling and then into production [respect].

Francois Meunier – Morgan Stanley – Analyst

And then 2012 – a year with –

Will Gardiner – CSR plc – CFO

2012 will be the year we [run].

Francois Meunier – Morgan Stanley – Analyst

Okay. In terms of – obviously there’s going to be Bluetooth plus WiFi. Is there a chance that the next year – because (inaudible) you don’t get a chip you said the roadmap, is there any chance you’re going to be integrating the GPS chip as well?

Will Gardiner – CSR plc – CFO

So we talked about actually the next – our next generation combo, which will again – we sort of on the roadmap for a year later, effectively – will include GPS. It will also include NFC. So we’re actually – again, as we talked to our customers about their roadmaps, an integrated GPS, NFC, Bluetooth WiFi part of something that, again we think there’s a lot of interest for. And it something that again is on our roadmap for somewhere in the 2012 to 2013 timeframe.

Francois Meunier – Morgan Stanley – Analyst

Okay. So, if you see here I could ask a nasty question, but obviously –

Will Gardiner – CSR plc – CFO

I wouldn’t be surprised.

Francois Meunier – Morgan Stanley – Analyst

The NFC, IP you use come from Innovision, which sadly has been bought by Boadcom. How do you manage to get help from your – a tough competitor?

Will Gardiner – CSR plc – CFO

No, I think it’s a very straight forward. We had that IP – have had that license for awhile. That obviously pre-dates the acquisition of Innovision by Broadcom. And it’s a very, it’s a sound commercial arrangement, and obviously we can have sound commercial

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Mar. 03. 2011 / 8:05PM, CSR.L - CSR plc at Morgan Stanley Technology, Media & Telecom Conference

arrangements with lots of different people and this one we happen to be with Broadcom. We’re very comfortable with our position on the IP there.

Francois Meunier – Morgan Stanley – Analyst

Are there any regrets of not buying Innovision, actually?.

Will Gardiner – CSR plc – CFO

None.

Francois Meunier – Morgan Stanley – Analyst

None. Okay.

Will Gardiner – CSR plc – CFO

No, I’m very comfortable.

Francois Meunier – Morgan Stanley – Analyst

That’s very good. Okay so, maybe there is a question around – don’t be shy.

Sure. Good thank you.

Unidentified Audience Member

Yes, can you talk a little bit about just the process of coming inside the transaction, because I guess the – there’s a lot of shareholder noise around it and there was a proxy fight that’s out there already.

So, how did that play in terms of the timing for you guys in terms of it making sense to do the deal now versus with this kind of like, it just became right because we’re going to get forced into doing something.

And then how is that – how are you – what’s you comfort level? What’s sort of getting through the transaction, given that there’s been some noise post the announcement?

Will Gardiner – CSR plc – CFO

Sure. I think as I’ve sort of mentioned in my introduction, I think that the key sort of background of this view is the commercial discussions about ways that we can work together and sort of on a product level that started about a year ago.

So, given that that was where we came from it was really something that started coming in coition, say let’s in the end of the summertime, finally when we sort of sit down and say well in addition to this doing something on a product level basis, it does something on a more corporate level that would make sense.

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Mar. 03. 2011 / 8:05PM, CSR.L - CSR plc at Morgan Stanley Technology, Media & Telecom Conference

So, that whole discussion was already underway well before a lot of the current activity around Zoran started to happen. So, again we very much think of this deal – and it is very much driven on us from a strategic level, as opposed to being something that has been participated by sort of events in the public market in more recent times.

Now, in terms of the –

Unidentified Audience Member

(Inaudible-microphone inaccessible)

Will Gardiner – CSR plc – CFO

I think – I mean, I cant answer for whatever the Zoran guys would have decided to do in sort of a hypothetical situation. But I think that at the end of the day, I think for both sides, the deal is very much driven by the strategic logic.

I mean that’s really what both sides are looking at to get the benefit of the upside and put the two companies together and that – in the short term, the cost synergies and the low return, the opportunity to really design and combine product to drive value.

And, obviously, there is a lot of noise around, in terms of shareholders, et cetera, but our approach to that is that we are – we need to convince the (inaudible) shareholders that the deal makes sense. So, we’re spending a lot of time with our shareholders, describing to them with strategic logic. And we are very confident that they will see the logic of the deal and, ultimately, support it.

At a similar time – the Zoran shareholders, obviously, need to vote for the deal too. And, so, to the extent that we can also make them comfortable with the strategic logic, we will do that. And that includes all the shareholders on that front.

Unidentified Audience Member

When will you expect that all this comes together?

Will Gardiner – CSR plc – CFO

Well, the current timing of the transaction is that, basically, we have HSR filings which we are doing. That period – probably, in the next month or so. We don’t expect any issues there. And, then, we will mail out our documentation to people in May timeframe with the idea of closing sometime in June, probably.

Francois Meunier – Morgan Stanley – Analyst

So, in terms of complicity of the deal, it’s probably a bit in the year of this one. Because, I think, for SiRF you had to release in the US as well. That what the (inaudible) – it will be a large amount of work.

Will Gardiner – CSR plc – CFO

Essentially, we actually – in terms of the actual documents that we must file, are pretty much the same. So, it’s a class 1 transaction in the UK, which requires a certain level of prospectus, et cetera. They’ll have to file a circular within the US for their shareholders. We need to be registered in the US in order to complete the deal. We are registered in the US.

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Mar. 03. 2011 / 8:05PM, CSR.L - CSR plc at Morgan Stanley Technology, Media & Telecom Conference

So, we don’t have to re-register. So, that will save us some more. But, actually, the nature of the documents is quite similar. So, while the timeframe seems long, which it is, it’s absolutely consistent with what we did with SiRF and it’s consistent in terms of what – there’s nothing unusual in that timeframe relative to the normal documentation of a deal like this.

Unidentified Audience Member

(Inaudible microphone-inaccessible) When would you expect to update –?

Will Gardiner – CSR plc – CFO

I would expect what we will do is we will probably continue to confirm those numbers, assuming they continue to do the numbers that we will be comfortable with.

I mean, I think that given we have given a specific timeline of by the end of the year, I would say unless something moves us off track in one direction or another, we would just continue to confirm those until we were done by the end of the year.

Unidentified Audience Member

I’ve got a rather technical question. You mentioned as part of this transition of buyback of $240 million. When does that start, and when do you expect to continue that?

And, the second part is the ADR, that’s [going] to be listed in the US. Is that a new ADR, or is that part of the one you already have?

Will Gardiner – CSR plc – CFO

Yes, so, to answer the first question, the buyback – we have started buyback of our stock. This is absolutely – so, after the announcement, two days later, once all the documentation had been filed, we had been buying back stock in the UK. And that will continue through close. And we have authority to do that, obviously.

In terms of the ADRs, this actually will be a new program. So, the current one will probably will be closed and this will be new ADRs. And those will be listed at quarters on the NASDAQ.

Francois Meunier – Morgan Stanley – Analyst

So, unless we have more questions, we can share the closing remarks.

Will Gardiner – CSR plc – CFO

No, I think we’re good.

Francois Meunier – Morgan Stanley – Analyst

Good. Thank you.

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FINAL TRANSCRIPT

Mar. 03. 2011 / 8:05PM, CSR.L - CSR plc at Morgan Stanley Technology, Media & Telecom Conference

Will Gardiner – CSR plc – CFO

Thank you, Francois.

Francois Meunier – Morgan Stanley – Analyst

Well done on the deal.

Will Gardiner – CSR plc – CFO

Thank you.

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Forward-looking statements

This communication contains, or may contain, ‘forward-looking statements’ concerning CSR and Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) the expected benefits of the Merger, the expected accretive effect of the Merger on the Merged Company’s financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, losses and future prospects; (ii) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the Merger; (iii) the effects of government regulation on CSR’s, Zoran’s or the Merged Company’s business; and (iv) the proposed share buyback and (v) the anticipated timing of shareholder meetings and completion.

These forward-looking statements are based upon the current beliefs and expectations of the management of CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the Merger or to satisfy other conditions to the Merger on the proposed terms and timeframe; the possibility that the Merger does not close when expected or at all, or that the companies may be required to modify aspects of the Merger to achieve regulatory approval; the ability to realize the expected synergies from the Merger in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Merged Company’s ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in CSR’s and Zoran’s periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere), which are available at the SEC’s web site http://www.sec.gov. Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of CSR, Zoran, or the Merged Company, following the implementation of the Merger or otherwise. No statement in this presentation should be interpreted to mean that the earnings per share, profits, margins or cash flows of CSR for the current or future financial years would necessarily match or exceed the historical published figures.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed Merger involving CSR and Zoran. In connection with the proposed Merger, CSR intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 containing a proxy statement/prospectus (the “Proxy Statement/Prospectus”) for the stockholders of Zoran. Each of CSR and Zoran plan to file other documents with the SEC regarding the proposed merger. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT ON FORM F-4 (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT CSR OR ZORAN FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement/Prospectus, the Registration Statement on Form F-4 and any other documents filed by CSR or Zoran with the SEC in connection with the proposed merger at the SEC’s website at http://www.sec.gov, at Zoran’s website at http://www.Zoran.com, and at CSR’s website at http://www.CSR.com.

Important Additional Information regarding solicitation of Zoran proxies

Zoran and its directors and certain executive officers and CSR, its directors and officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed transaction. CSR plans to file the Proxy Statement/Prospectus and Registration Statement with the SEC in connection with the solicitation of proxies to approve the proposed transaction. Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and Zoran’s website at http://www.Zoran.com. Information about CSR’s directors and executive officers is set forth in CSR’s annual report for the financial period ended 2 January 2009, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and at CSR’s website at http://www.CSR.com. Additional information regarding the interests of such potential participants will be included in the Proxy Statement/Prospectus and Registration Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the proposed transaction.